Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Six months ended June 30, 2005

	General Electric Company and consolidated affiliates
	Earnings (a)	$11,731
Plus:	Interest and other financial charges included in expense	7,727
	One-third of rental expense (b)	322
	Adjusted “earnings”	$19,780

	Fixed Charges:
	Interest and other financial charges	$7,727
	Interest capitalized	60
	One-third of rental expense (b)	322

	Total fixed charges	$8,109

	Ratio of earnings to fixed charges	2.44

(a)	Earnings before income taxes and minority interest.
(b)	Considered to be representative of interest factor in rental expense